02047187

EXECUTED



SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20459

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# FORM 6-K

## Report of Foreign Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

**July 26, 2002**

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## Telefónica de Argentina S.A.

(Exact name of registrant as specified in its charter)



## Telefonica of Argentina Inc.

(Translation of registrant's name into English)

**Tucumán 1, 18th Floor**
**1049 Buenos Aires, Argentina**
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:)

Form 20-F _X_ Form 40-F __

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:)

Yes ___ No _X_

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):) __N/A__

# TELEFÓNICA DE ARGENTINA S.A.

## TABLE OF CONTENTS

FREE TRANSLATION

Buenos Aires, July 17, 2002

**Mr. Narciso Muñoz**
**President**
**National Securities Commission**
**Present**

Re.: Resignation of Alternate Director

Dear Sirs:

I am addressing you on behalf of Telefónica de Argentina S.A., domiciled at Tucumán 1, 18th floor, in compliance with the provisions established in Article 2, Item XXI of the Commission's Resolution No. 368/01.

In this regard, I hereby inform you that the Board of Directors of Telefónica de Argentina S.A., accepted the resignation of Mr. José Manuel Fernández Norniella as Alternate Director due to personal reasons.

Very truly yours,

Pablo Llauró
Attorney in Fact

Buenos Aires, July 24, 2002

FREE TRANSLATION
To:
The Buenos Aires Stock Exchange
By hand

Ref.: Information per Art. 63 of the Listing Regulations

Dear Sirs:

We are writing to you in compliance with the requirements of Art. No. 63 of the Listing Regulations, in order to inform you that at its meeting of July 23, 2002, the Board of Directors of Telefónica de Argentina S.A. approved the financial statements and other documentation corresponding to the six-month period ended June 30, 2002.

In this regard, please be informed of the following data (amounts expressed in millions of pesos as of June 30, 2002):

1) Results for the period

| | |
|---|---|
| - Ordinary earnings (loss) | ($3,894) |
| - Extraordinary earnings | - |

2) Breakdown of Shareholders' Equity by segments and amounts:

| | |
|---|---|
| - Capital stock (par value) | $1,746 |
| - Integral adjustment of capital stock | $1,709 |
| - Legal reserve | $370 |
| - Reserve for future dividends | $1,448 |
| - Unappropriated earnings | ($3,940) |
| Total Shareholders' Equity | $1,333 |

3) Following is a description of the composition of the Corporation's capital stock:

| **Common Stock Class A (1 vote)** | **Common Stock Class B (1 vote)** | **Capital Stock (1)** |
|---|---|---|
| **1,091,847,170** | **654,205,259** | **1,746,052,429** |
| (62.5% of capital stock) | (37.5% of capital stock) | |

(1) As of this date, the capital reduction resulting from the corporate reorganization is inscribed in the Public Registry of Commerce. In addition, on December 12, 2001, there was an exchange of shares.

The following chart shows the number of shares that did not belong to the Corporation's majority shareholder or group as of the closing date of the quarterly financial statements.

| Shareholder | Common Stock Class A (1 vote) | Common Stock Class B (1 vote) | Total Capital Stock | % of Capital Stock |
|---|---|---|---|---|
| Public | ---------- | (2) 34,300,446 | 34,300,446 | 1.96% |

(2) These shares represent 5.24% of Class B common shares.

(4) The impact of the devaluation of the peso on the consolidated net monetary position in foreign currency, net of results by exhibition to the inflation, increased to a loss of $3.459 million.

(5) The requirements of Resolucion Tecnica (RT) No. 10 of the F.A.C.P.C.E., during the period of June 30, 2002, resulted in foreign exchange differences net of the effect of inflation for an amount of Pesos 41 million related to works in progress affecting fixed assets.

By virtue of the provisions mentioned in General Resolution, Article No. 398 of the C.N.V. the foreign exchange differenced affecting assets result in an acceleration in the recognition of variations in the purchasing power of the peso and will remain subsumed under the stated accounting values of assets that qualify for restatement according to foreign exchange differences. In such sense, the residual value of the foreign exchange difference resulting from General Resolution MD 3/2002, at June 30, 2002, has been absorbed in the value restated in the constant currency of these assets since the inflation coefficients have been applied to the values of accounting costs applicable immediately prior to the restatement required by the resolution.

Sincerely,

Claudia Ferreyra
Accounts Manager

Pablo LLauró
Attorney in Fact

**SIGNATURES**

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica de Argentina S.A.

Date: July 26, 2002

By: ______________________

Name: Fernando Raul Borio
Title: General Secretary